Exhibit 99.2

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions
And Results of Operations (“MD&A”)

For the Three and Nine Months Ending September 30, 2018

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

This report is dated November 15, 2018

The following discussion and analysis prepared as at November 15, 2018, explains trends in the financial condition and results of operations of Digatrade Financial Corporation. (“Digatrade” or “DFC” or “the Company”) for the three and nine months ended September 30, 2018 as compared to the same periods in 2017. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2017. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect Digatrade’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, Digatrade is able to finance future acquisitions on reasonable terms; and that Digatrade maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. Digatrade undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. and on February 19, 2015 to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name to Digatrade Financial Corporation.

The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and trades under the symbol “DIGAF”. The Company is focused on developing blockchain technology services and building a profitable digital asset exchange platform that allows customers to trade digital assets and crypto-currencies. The Company is exploring new opportunities within the sector including Initial Coin Offerings “ICO’s”, Digital Corporate Finance “DCF” and blockchain consulting services.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to offer OTC trading for institutional customers and accredited traders while continuing to seek new opportunities within the blockchain and financial technology sector.

Prior to the change of name on February 19, 2015, the Company was an energy exploration company focused on the identification and evaluation for acquisition of energy assets.

Organization Structure

As of the date of this report the Company has three wholly-owned subsidiaries, Digatrade Limited (a British Columbia corporation), Digatrade Limited (a Nevada corporation) and Digatrade (UK) Limited (a United Kingdom corporation). The Company’s former wholly-owned subsidiaries Jaydoc Capital Corporation and Rainchief Renewable-1 SRL were de-registered during the year ended December 31, 2015

Recent corporate developments

During the period commencing on January 1, 2018, the Company experienced the following corporate developments:

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

During the period January 1, 2018 to November 15, 2018 certain Convertible Promissory Notes totaling $1,455,051 (UD$1,141,216) including interest and fees were converted to Common Stock, either in whole or in part. The Company issued 154,472,964 shares of Common Stock in connection with the conversions.

On February 15, 2018 the Company issued a Convertible Promissory Note in the amount of $98,950 (US$78,000).

On March 5, 2018 the Company issued two Convertible Promissory Notes totaling $101,184 (US$80,000)

On April 30, 2018 the Company issued a Convertible Promissory Note in the amount of $107,508 (US$85,000)

On September 25, 2018 the Company issued a Convertible Promissory Note in the amount of $135,954 (US$105,000)

On October 23, 2018 the Company issued a Convertible Promissory Note in the amount of $69,419 (US$53,000).

On November 14, 2018 the Company issued a Convertible Promissory Note in the amount of $70,146 (US$53,000)

The notes are unsecured, bear interest at 12% per annum from the date of issuance and mature between 6 months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

On February 1, 2018 the Company entered into two consulting agreements for the provision of business strategy and compliance services. The Company issued 600,000 common shares valued at $7,373.

On June 1, 2018 the Company entered into a contract for consulting services. The Company agreed pay the Consultant US$10,000 per month and issued a Convertible Promissory Note in the amount of $64,820 (US$50,000). The note is unsecured and matures on December 2, 2018. The note may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The note becomes immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and bears interest at 3% per annum compounded annually should the Company default on the note. On September 30, 2018 the Company repaid $31,761 (US$24,500) of this Note.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

On October 17, 2018, the contract with Mega Idea Holdings Limited, dba ANX was terminated by mutual agreement between the Company and ANX, and the retail operations including the shared liquidity order-book was shut down owing to low transaction volumes. The Company agreed to pay ANX the sum of US$25,000 in full and final settlement of all claims and obligations between the parties. All trading platform accounts were closed, and Company incurred no obligations to the account holders as a consequence of the closure of the trading platform.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2017.

	Years ended December 31,
	2015	2016	2017

Net loss	(557,433)	(172,969)	(674,520)
Basic and diluted loss per share (post-share consolidation*)	(0.34)	(0.01)	(0.01)
Total assets
Total liabilities	1,011,113	659,889	2,030,117
Net loss	(557,433)	(172,969)	(674,520)
Basic and diluted loss per share (post-share consolidation)	(0.34)	(0.01)	(0.01)

* Adjusted to take account of the consolidation of the Company’s common shares on June 8, 2016

Results of Operations

For the three and nine months ended September 30, 2018 the Company had net losses of $85,572 and $650,672; as compared with net losses of $246,472 and $346,873 for the three and nine months ended September 30, 2017.

Accounting, Audit and Legal expenses for the three and nine months ended September 30, 2018 amounted to $21,703 and $59,914, respectively; as compared with $23,593 and $43,193 for the three and nine months ended September 30, 2017. Legal expenses incurred during the three and nine months ended September 30, 2018 amounted to $3,904 and $29,562, respectively, as compared with $13,793 incurred during the three and nine months ended September 30, 2017. The Legal Expenses were incurred in connection with the issuance of Convertible Promissory Notes. Accounting and Audit expenses for the three and nine months ended September 30, 2018 were essentially unchanged as compared with the same periods in the previous year.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

Finders Fees incurred in connection with the issuance of certain Convertible Promissory Notes amounted to $26,881 and $86,697 for the three and nine months ended September 30, 2018. The Company did not incur any Finders Fees during the corresponding periods in 2017.

Consulting Expense decreased by $21,256 from $63,094 for the nine moths ended September 2017 to $41,838 for the three months ended September 30, 2018, but increased by $107,016 from $108,094 for the nine months ended September 30, 2017 to $215,110 for the nine months ended September 30, 2018 as compared with $45,000 incurred during the nine months ended September 30, 2017. The increase resulted from additional consulting services procured by the Company during the three and nine months ended September 30, 2018.

Filing and Transfer Agents Fees for the three and nine months ended September 30, 2018 amounted to $4,341 and $16,168 respectively; as compared with $1,592 and $9,458 incurred during three and nine months ended September 30, 2017. The increases of $2,749 and $6,710 for the three and nine months ended September 30, 2018, respectively, as compared with the three and nine months ended September 30, 2017, respectively, resulted from relative levels of corporate filing activity during the periods under review.

Management fees for the three and nine months ended September 30, 2018 amounted to $30,000 and $90,000, respectively, an increase of $15,000 as compared with three and nine months ended September 30, 2017. The increase resulted from additional fees paid to a company controlled by a Director and Officer of the Company.

The Company incurred Interest and Bank charges during the three and nine months ending September 30, 2018 of $17,737 and $70,091 respectively. These amounts are comprised of interest charged on Convertible Promissory Notes. The Company did not incur any interest on Convertible Promissory Notes during the three and nine months ending September 30, 2017.

The Company incurred Project Development Costs in the amount $102,683 during the nine months ended September 30, 2018, respectively, as compared with $56,708 incurred during the three months ended September 30, 2017 and $60782 incurred during the nine months ended September 30, 2017. The increase resulted from additional expenditures relating to the development of a mobile application.

The Company realized a gain on foreign exchange of $56,171 for the three months ended September 30, 2018 but recorded a loss of $2,766 for the nine months ended September 30, 2018, as compared to losses on foreign exchange of $15,528 and $37,326 for the three and nine months ended September 30, 2017, respectively. The losses resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

Financial position

The Company had a working capital deficiency of $151,759 as at September 30, 2018, as compared with a working capital deficiency of $782,107 as at December 31, 2017; a decrease of $630,348.

The increase in working capital deficiency of $105,416 during the nine months ended September 30, 2018 was due to decreases in Cash at Bank of $13,718 Accounts Receivable of $153,377, Prepaid Expenses of $58,069 and increases in Accounts payable of $55,165; offset by increases in Current Portion of Convertible Promissory Notes Payable of $713,901, GST Recoverable of $6,214 and Liabilities to customers of $190,562

Liquidity and Capital Resources

Sources of Cash
During the nine months ended September 30, 2018, the Company raised $443,597 through the issuance of Convertible Promissory Notes.

Uses of Cash
The use of cash during the nine months ended September 30, 2018 were $425,600 to fund operations and changes in the Company's net working capital and $31,715 to repay a portion of a Convertible Promissory Note.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018
	$	$	$	$

Revenues	-	-	-	-
Net profit (loss)	(309,649)	(297,323)	(267,777)	(85,572)
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.006)	(0.01)	(0.06)	(0.001)

	Three months ended
	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017
	$	$	$	$

Revenues	-	-	-	-
Net profit (loss)	(142,526)	(45,540)	(54,859)	(264,472)
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.10)	(0.001)	(0.001)	(0.006)

* Adjusted to take account of the consolidation of the Company’s common shares on June 8, 2016

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the nine months ended September 30, 2018, the Company was involved in certain transactions with related parties:

(i) Management Fees Paid in Advance to a Company Controlled by Director and Officer

As at September 30, 2018, the Company had $96,902 (December 31, 2017 - $55,573) in prepaid management fees to a company controlled by a Director and Officer of the Company

(ii)
Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the three and nine months ended September 30, 2018 and 2017 as described below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$

Management Fees	30,000	15,000	90,000	45,000

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the nine months ended September 30, 2018

Significant Accounting Estimates
The Company’s critical accounting estimates are as described in the Company’s 2017 Consolidated Annual Financial Statements.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

New Accounting Standards Not Yet Adopted
A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. The Company has not yet determined the impact of these standards on its consolidated financial statements.

IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company has determined that there is no material impact of this standard on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. The standard is effective for annual period beginning on or after January 1, 2018 and is to be applied retrospectively. The Company has determined that there is no material impact of this standard on its consolidated financial statements.

IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the least term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019.

Off Balance Sheet Arrangements
The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a)
Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

The Company classifies its financial instruments into one of the following balance sheet categories:

●
Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

●
Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

●
Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

●
Cash is classified as held-for-trading and accordingly carried at its fair value;

●
Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

●
Accounts payable and accrued liabilities and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

Outstanding Share Data

(a)
Common shares

Authorized
Unlimited number of common shares without par value.
100,000 Class “B” Common Shares, non-participating, voting (voting right of 1,000 votes per share) without par value.

Issued and outstanding as at September 30, 2018
96,789,241 common shares for a net consideration of $5,668,586
100,000 Class “B” Common Shares for a net consideration of $100.

(b)
Stock Options
Outstanding stock options as at September 30, 2018
Nil

(c)
Share Purchase Warrants
Outstanding share purchase warrants as at September 30, 2018
Nil

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the nine months ended September 30, 2018, we recorded a net loss from operations of $650,672, as compared with a net loss from operations of $346,873 for the nine months ended September 30, 2017. The financial statements have been prepared using IFRS applicable to a going concern. However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $5,826,788 as at September 30, 2018. Operations for the nine months ended September 30, 2018 have been funded by the issuance of convertible promissory notes and the continued support of creditors.

We estimate that we will require at least $500,000 to continue developing the OTC Trade Desk for institutions and accredited traders and to conduct due diligence on new prospective business opportunities within the blockchain and financial technology sector. A full implementation of our business plan will be delayed until the necessary capital is raised.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

Our entry into the OTC Trade Desk for institutions and accredited traders may not be successful and there are risks attendant on these activities.

The crypto-currency, blockchain and coin exchange platform business is extremely volatile. There are many companies, large and small entering the market with the capital to develop and create new innovative applications resulting in a highly competitive and fast-moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem of crypto-currencies is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease, and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2018

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Approval
The Board of Directors of Digatrade Financial Corporation has approved the disclosures in this MD&A.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov